Exhibit 99.1

Draganfly Commences Training for Texas EMS Drone Delivery Services

Los Angeles, CA. August 4, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solution, and systems developer, is pleased to announce EMS pilot training is underway in Spring Branch, Texas to develop pilot skills for the Company’s EMS drone delivery services.

Draganfly is currently in Phase 1 as part of its ColdChain Delivery Systems contract training EMS drone delivery support personnel, which when rolled out will see operators assisting first responders including firefighters, search and rescue and medical personnel, transporting critical equipment, medical supplies and critical data to active emergency and disaster relief operations. This training builds in the skill sets needed for operators to be able to navigate the challenges these engagements bring.

Pilots will gain hands-on experience of piloting drones in a variety of different scenarios, and learn the techniques required to meet the high standards set by the Company and expected by clients. The intake is made up of professional drone operators, including former US Air Force (USAF) personnel who have previous experience with the likes of the MQ-9 Reaper RPA.

The Company has a strong history of supporting EMS services globally, predominantly in the area of search and rescue, but with advances in our engineering capabilities we can now actively support those on the ground during live deployment.

The pilot programme, which is being run by a team of seasoned UAV professional pilots, has a strong focus on the delivery capabilities of the Draganfly fleet, and during the coaching period operators will familiarise themselves with the equipment, operations and safety protocols.

Commenting ahead of the training programme, Draganfly CEO Cameron Chell said: “At Draganfly, we pride ourselves in providing world class leading services, and having the best pilots has played a major part in that. The demands on UAV technology are evolving constantly, and we have to make sure operators are trained to meet new applications for the hardware. We have former USAF staff among these operators which highlights the calibre of pilot Draganfly, and this program attracts.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; OTCQB: DFLYF; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the Phase 1 EMS drone pilot training. Forward-looking statements and information are subject to numerous factors, many of which are beyond Draganfly’s control, including but not limited to, market conditions, the failure of Draganfly to satisfy certain Nasdaq listing requirements and other important factors disclosed previously and from time to time in Draganfly’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.